Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23                A Publicly-Held Company                NIRE 35300010230
ANNOUNCEMENT TO THE MARKET
Itaú Unibanco announces to its stockholders and the market in general that it is launching a Voluntary Severance Program for all companies exclusively controlled by Itaú Unibanco Holding S.A. in Brazil.
The program involves a restricted group of eligible employees and is aimed at providing those interested in leaving the bank with the opportunity of a safe career transition. In order to join the program, employees must fall into one or more criteria, such as, having been on leave for a period longer than 30 days, being over 60 years old and holding certain positions in departments that will have their structures adjusted to the reality of the market. Joining this program is a totally voluntary decision. The Voluntary Severance Program will offer packages that include payment of additional salaries and maintenance of some benefits for a determined period. The eligible employees may join the Voluntary Severance Program as of the end of March 2022.
After the end of the joining period, the financial impacts and the number of employees who have joined the program will be disclosed to the market.
Itaú Unibanco clarifies that this program will not affect the quality or availability of its client services.
São Paulo, February 17, 2022.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence